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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                          URBAN SHOPPING CENTERS, INC.
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             (Exact name of Registrant as specified in its charter)


            Maryland                                36-3886885
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(State or other jurisdiction of         (I.R.S. Employer Identification No.)
incorporation or organization)

         900 North Michigan Avenue, Suite 1500, Chicago, Illinois 60611
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               (Address of principal executive offices) (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

          Title of each class               Name of each exchange on which
          to be so registered               each class is to be registered
          -------------------               ------------------------------

    Preferred Stock Purchase Rights         New York Stock Exchange
                                            Chicago Stock Exchange

     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

     Securities Act registration statement file number to which this form relates:_________

Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
                                ----------------
                                (Title of Class)


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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

         On May 5, 1999, the Board of Directors (the "Board") of Urban Shopping Centers, Inc. (the "Company") authorized and declared a dividend of one preferred share purchase right (a "Right") for each share of the Company's common stock, par value $0.01 per share (the "Common Shares"), and unit voting common stock, par value $0.01 per share (the "Unit Voting Shares"), outstanding on May 19, 1999 (the "Record Date") to the stockholders of record at the close of business on the Record Date. The holders of any additional Common Shares or Unit Voting Shares issued after the Record Date and before the expiration, redemption or exchange of the Rights will also receive one Right for each additional Common Share or Unit Voting Share. Each Right entitles the registered holder, under certain circumstances, to purchase from the Company one one-thousandth of a share of the Company's Junior Participating Preferred Stock, par value $0.01 per share (the "Preferred Shares"), at a price of $128.00 per one one-thousandth of a Preferred Share, subject to adjustment under certain circumstances (the "Purchase Price"). The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement"), dated May 5, 1999, between the Company and First Chicago Trust Company of New York, as rights agent.

         If any person or group of affiliated or associated persons acquires beneficial ownership of 15% or more of the outstanding Common Shares, it will become an "Acquiring Person" under the Rights Agreement. An Acquiring Person excludes (1) the Company, (2) any affiliate or subsidiary of the Company, (3) any employee benefit plan of the Company or any affiliate or subsidiary of the Company, (4) any entity holding Common Shares for or pursuant to the terms of any such plan, (5) JMB Realty Corporation and its affiliates and (6) Neil G. Bluhm and members of his immediate family (collectively, "Bluhm") and Judd D. Malkin and members of his immediate family (collectively, "Malkin") and their respective affiliates (the persons named in clauses (1) through (6) are collectively the "Excluded Persons"). An Acquiring Person also excludes Security Capital Preferred Growth Incorporated and its affiliates, provided that they do not together beneficially own more than 9.8% of the outstanding Common Shares, in addition to the Common Shares issued or issuable upon conversion of the Company's Series A Cumulative Convertible Redeemable Preferred Stock and Series B Cumulative Convertible Redeemable Preferred Stock.

         The Rights will be exercisable and will be evidenced by separate certificates only after the earliest of (i) ten days after a public announcement that a person or group has become an Acquiring Person; (ii) 15 business days (or a later date which the Board determines before any person or group becomes an Acquiring Person) after the commencement of, or the announcement of an intention to make, a tender offer or exchange offer which would result in any person or group (other than the Excluded Persons) beneficially owning 15% or more of the outstanding Common Shares; or (iii) ten business days (or a later date which the Board determines before any person or group becomes an Acquiring Person) after the filing or announcement of an intention to file any application, request or other document with any Federal or state regulatory authority with respect to any transaction or series of transactions which would result in any person or group (other than the Excluded Persons) beneficially owning 15% or more of the outstanding Common Shares (the earliest of such dates being the "Distribution Date"). The Rights will expire on May 5, 2009 (the "Expiration Date"),




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unless the Company extends the Expiration Date or unless the Company redeems or exchanges the Rights before then as described below.

         Until the Distribution Date, the Rights issued with respect to any Common Shares or Unit Voting Shares outstanding on the Record Date will be evidenced by the Common Share or Unit Voting Share certificates with a copy of this Summary of Rights attached. Until the Distribution Date, the Rights will be transferred with and only with the underlying Common Shares or Unit Voting Shares. Until the Distribution Date (or the earlier redemption, expiration or exchange of the Rights), new certificates issued after the Record Date upon transfer or new issuance of Common Shares or Unit Voting Shares will contain a legend referring to the Rights Agreement. Until the Distribution Date (or the earlier redemption, expiration or exchange of the Rights), the surrender for transfer of any certificates for Common Shares or Unit Voting Shares, whether or not they contain such a legend or have a copy of this Summary of Rights attached, will also constitute the transfer of the Rights associated with the Common Shares or Unit Voting Shares represented by that certificate. As soon as practicable after the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of Common Shares and Unit Voting Shares at the close of business on the Distribution Date and those separate Right Certificates alone will evidence the Rights.

         The Company will adjust the Purchase Price and the number of Preferred Shares or other securities or property issuable upon exercise of the Rights from time to time to prevent dilution. With certain exceptions, the Company is not required to adjust the Purchase Price until the adjustments require an adjustment of at least 1% in the Purchase Price. The Company is not required to issue fractional Preferred Shares (other than fractions which are integral multiples of one one-thousandth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts). The Company may pay cash instead for those fractional Preferred Shares.

         The Preferred Shares issuable upon exercise of Rights will not be redeemable. The holder of each Preferred Share will receive a minimum preferential quarterly distribution of $1, but will receive an aggregate distribution equal to 1,000 times the distribution paid on each Common Share. The holder of each Preferred Share will have 1,000 votes, voting together with the holders of Common Shares and Unit Voting Shares. Upon liquidation of the Company, the holder of each Preferred Share will receive a minimum preferential liquidating distribution of $1, but will receive an aggregate liquidating distribution equal to 1,000 times the liquidating distribution paid on each Common Share. Upon any merger, consolidation or other transaction in which Common Shares are exchanged, the holder of each Preferred Share will receive 1,000 times the amount received per Common Share. The Preferred Shares will have customary antidilution provisions.

         If any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will then become void), will then receive Common Shares upon exercise of that Right with a market value equal to twice the Purchase Price. Instead of issuing Common Shares upon exercise of Rights, the Board may (and if the Company does not have sufficient authorized but unissued Common Shares at the time, the Board must) cause the Company to issue or pay cash (including by reducing the



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Purchase Price), property, other securities or any combination of those with an aggregate value equal to the value of the Common Shares issuable upon exercise of those Rights.

         If at any time after any person or group becomes an Acquiring Person, the Company is acquired in a merger or consolidation or other business combination transaction or the Company sells or transfers 50% or more of its consolidated assets or earning power, each holder of a Right (other than Rights beneficially owned by the Acquiring Person, which will then become void) will then receive shares of common stock of the acquiring company upon exercise of that Right with a market value equal to twice the Purchase Price.

         At any time after any person or group becomes an Acquiring Person and before any person or group (other than the Excluded Persons) beneficially owns 50% or more of the outstanding Common Shares, the Board may cause the Company to exchange the Rights (other than Rights owned by that person or group, which will have become void), in whole or in part, at an exchange ratio of one Common Share per Right, subject to adjustment.

         At any time before any person or group becomes an Acquiring Person, the Board may cause the Company to redeem the Rights in whole, but not in part, at a price of $0.01 per Right, subject to adjustment under certain circumstances (the "Redemption Price"), which the Company may pay in cash, Common Shares or any other form of consideration which the Board deems appropriate. The Board may make the redemption of the Rights effective at such time, on such basis and with such conditions as the Board in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

         The Board may amend the terms of the Rights without the consent of the holders of the Rights, except that from and after the time any person or group becomes an Acquiring Person no amendment may adversely affect the interests of the holders of the Rights (other than the Acquiring Person and its affiliates and associates).

         The ownership limit and transfer restriction provisions in the Company's charter may limit exercises and exchanges of the Rights.

         The Rights Agreement, which specifies the terms of the Rights and the Junior Participating Preferred Shares, has been filed as Exhibit 1 to this Registration Statement and is incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Rights Agreement, including the definitions therein of certain terms.

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ITEM 2.  EXHIBITS


     Exhibit No.                          Exhibit
     -----------                          -------

         1 Rights Agreement, dated as of May 5, 1999, between Urban Shopping Centers, Inc. and First Chicago Trust Company of New York, as Rights Agent, including Exhibit A thereto (Form of Articles Supplementary relating to the Junior Participating Preferred Shares) and Exhibit B thereto (Form of Right Certificate) (incorporated by reference to Exhibit 1 to the Registrant's Current Report on Form 8-K dated May 11, 1999)



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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                URBAN SHOPPING CENTERS, INC.



Date: May 11, 1999              By: /s/ Michael G. Hilborn
                                 -----------------------------------
                                Name:  Michael G. Hilborn
                                Title: Senior Vice President, General Counsel
                                       and Secretary



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                                  EXHIBIT INDEX
                                  -------------


     Exhibit No.                       Exhibit
     -----------                       -------

          1 Rights Agreement, dated as of May 5, 1999, between Urban Shopping Centers, Inc. and First Chicago Trust Company, as Rights Agent, including Exhibit A thereto (Form of Articles Supplementary relating to the Junior Participating Preferred Shares) and Exhibit B thereto (Form of Right Certificate) (incorporated by reference to Exhibit 1 to the Registrant's Current Report on Form 8-K dated May 11, 1999)